SEC FILE NUMBER

0-22245

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable

PART I — REGISTRANT INFORMATION

Apricus Biosciences, Inc.

Full Name of Registrant

Former Name if Applicable

11975 El Camino Real, Suite 300

Address of Principal Executive Office (Street and Number)

San Diego, CA 92130

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to complete its Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 (the “Form 10-Q”) within the prescribed time period due to the following circumstances.

On August 6, 2013, PricewaterhouseCoopers LLP, our independent registered public accounting firm informed the Company that they believe that one or more material weaknesses in our internal control over financial reporting may have existed as of December 31, 2012, March 31, 2013 and June 30, 2013. As a result, the Company is reassessing the adequacy of its internal controls over financial reporting related to certain technical matters for those same periods, and those conclusions will be disclosed in the Form 10-Q when filed.

Notwithstanding the reconsideration of the internal controls over financial reporting as of December 31, 2012, the Company believes that the audited Consolidated Financial Statements included in the 2012 Form 10-K and the unaudited Condensed Consolidated Financial Statements included in the Form 10-Q for the quarter ended March 31, 2013 do not include any material inaccuracies or misstatements and that they may still be relied upon.

The Company intends to file the Form 10-Q no later than August 14, 2013.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steve Martin	(858)	222-8041
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Apricus Biosciences, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 9, 2013	By	/s/ Steve Martin Steve Martin Senior Vice President and Chief Financial Officer